VIA EDGAR

November 30, 2005

Mr. Robert F. Telewicz, Jr.

Staff Accountant, Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Item 4.02 Form 8-K

Filed November 16, 2005

File No. 001-14369

Mr. Telewicz:

This letter represents our response to the staff's comment in a letter dated November 22, 2005 issued to American Community Properties Trust ("ACPT" or the "Company") related to our Form 8-K filed on November 15, 2005.

Form 8-K

  Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Forms 10-Q for the periods ended March 31, 2005 and June 30, 2005 as well as the period covered by your Form 10-K for the year ended December 31, 2004 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end December 31, 2005.

Response:

In light of the material error that was disclosed in the above referenced 8-K filing, on November 21, 2005 we determined that a material weakness existed in our internal controls with respect to accounting for income taxes. Accordingly, within our Form 10-Q for the period ended September 30, 2005, filed on November 21, 2005, the following disclosures were included as a part of our response to Part I, Item 4:

"In connection with the preparation of this Form 10-Q, as of September 30, 2005, an evaluation was performed under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act. In performing this evaluation, management reviewed the selection, application and monitoring of our historical accounting policies. Based on that evaluation, the CEO and CFO concluded that these disclosure controls and procedures, because of the material weakness in internal control discussed below, were not effective in ensuring that the information required to be disclosed in our reports filed with the SEC is recorded, processed, summarized and reported on a timely basis. There have been no other changes during the Company's fiscal quarter ended September 30, 2005 in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financing reporting."

"During the preparation of the Company's 2004 tax returns in the fourth quarter 2005, the Company became aware that certain intercompany interest income was subject to U.S. withholding tax when the interest was paid and certain income from its Puerto Rico operations could be treated as income of ACPT even though it was not distributed to ACPT. This undistributed income may not constitute qualifying income for purposes of the publicly traded partnership ("PTP") provisions of the Internal Revenue Code and could affect ACPT's tax status as a PTP. These matters are more fully discussed in Notes 2 and 5 to our consolidated financial statements for the period ended September 30, 2005 filed on Form 10-Q. As discussed, the Company is actively pursuing alternatives available under the Internal Revenue Code to maintain its PTP status. If the Company is unsuccessful in its efforts to preserve its PTP status, ACPT would be subject to U.S. federal income taxes at regular corporate rates."

"The Company determined that neither the obligation to pay the withholding tax or exposure related to the tax status had been previously accrued. Accordingly, the Company announced on November 15, 2005, that the Company is restating financial statements for the periods covered in its Form 10-K for the fiscal year ended December 31, 2004 and the Forms 10-Q for the first two quarters of fiscal 2005 to correct previously reported amounts related to these income tax matters."

"The Company has determined the accounting errors referenced above indicate a material weakness in internal controls with respect to accounting for income taxes. A material weakness in internal control is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company. The Company is taking steps to ensure that the material weakness is remediated, including the retention of additional international tax advisors and providing our in-house tax professionals and senior financial management with additional training to enhance their awareness of potential international tax matters and enable the Company to more effectively manage its internal and third-party tax professionals."

We are in the process of completing our amended Form 10-K/A as of December 31, 2004 and Forms 10-Q/A as of March 31, 2005 and June 30, 2005. These filings will include similar disclosures to those noted above in the applicable Item of Form 10-K and Form 10-Q.

As noted in our disclosures, we are in the process of remediating the material weakness in internal controls with respect to accounting for income taxes. For the purposes of our evaluation of disclosure controls and procedures as of our fiscal year end December 31, 2005, since steps toward remediation are being taken, a final determination on the effectiveness of our internal controls as of December 31, 2005 has not yet been reached.

We acknowledge that ACPT is responsible for the adequacy and accuracy of the disclosures in our filings. We further acknowledge that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Finally, we acknowledge that ACPT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of further assistance, please feel free to contact me at 301-843-7333, extension 5214.

Sincerely,

AMERICAN COMMUNITY PROPERTIES TRUST

/s/

Cynthia L. Hedrick

Chief Financial Officer

cc: J. Michael Wilson

Edwin L. Kelly